Exhibit 21.1

Subsidiaries of Cryptyde, Inc.

1.	Ferguson Containers, a New Jersey corporation

2.	Cryptyde Shared Services, LLC, a Nevada limited liability company

3.	CW Machines, LLC, a Nevada limited liability company

4.	BlockHiro, LLC, a Nevada limited liability company

5.	Forever 8 Fund, LLC